Gold Swap Inc.
72 Pond Road
Woodbury, New York 11797

July 18, 2011

 BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  H. Christopher Owings, Assistant Director

Re: Gold Swap Inc.
Registration Statement on Form S-1
Filed on March 30, 2011, as amended May 11, 2011, June 7,2011 and June 28, 2011
File Number 333-173163

Dear Mr. Owings:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Gold Swap Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 pm on Wednesday, July 20, 2011, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

GOLD SWAP INC.

/s/ Melvin Schlossberg
Melvin Schlossberg
Chairman, President, Chief Executive Officer, Secretary and Director

/s/ Donald Ptalis Donald Ptalis Chief Financial Officer and Director

/s/ Vadim Mats Vadim Mats Vice President of Business Development